Filed Pursuant to Rule 424(b)(3)
        Registration No. 333-223022

OAKTREE REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 3 DATED JULY 17, 2020
TO THE PROSPECTUS DATED APRIL 30, 2020

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Oaktree Real Estate Income Trust, Inc., dated April 30, 2020 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Oaktree Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to provide an update on our investment portfolio in light of the impacts of COVID-19;

•	to disclose the transaction price for each class of our common stock as of August 1, 2020;

•	to disclose the calculation of our June 30, 2020 net asset value (“NAV”) per share for each share class;

•	to provide an update on our current public offering (the “Offering”); and

•	to otherwise update the Prospectus.

Portfolio Updates for the Month Ended June 30, 2020

NAV per share increased slightly month-over-month as mark-to-market increases on our real estate-related securities positions offset the modest declines in asset values. Rent and interest income collections remained strong, with June collections coming in at 96% compared to 97% the prior month after accounting for contractual rent deferrals of 3% for June and 4% for the prior month.

There were no material acquisitions or dispositions during the month and our ending cash balance represents 14% of ending NAV.  The portfolio consists of 79% in real property and 21% in real estate-related debt.  Our real property investments are split between multifamily (51%) and office (49%). The Company’s leverage ratio remains unchanged at 43%.

August 1, 2020 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of August 1, 2020 (and repurchases as of July 31, 2020) is as follows:

Transaction Price (per share)
Class S	$10.2789
Class I	$10.3121
Class T	$10.3121
Class D	$10.3121

The transaction price for each of our share classes is equal to such class’s NAV per share as of June 30, 2020. A detailed calculation of the NAV per share is set forth below.

As of June 30, 2020, we had not sold any Class T shares or Class D shares. The transaction price for our Class T and Class D shares is based on our aggregate NAV per share as of June 30, 2020 before assessing stockholder servicing fees. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

June 30, 2020 NAV Per Share
We calculate NAV per share in accordance with the valuation guidelines approved by our board of directors. We generally use our prior month’s NAV per share for the purposes of establishing a price for shares sold in our public offering, as well as establishing a repurchase price for our share repurchase program. Our NAV per share, which is updated as of the last business day of each month, is posted on our website at www.oaktreereit.com and is made available on our toll-free, automated telephone line at 833-OAK-REIT (625-7348). The August 1, 2020 transaction price is being determined based on our NAV as of June 30, 2020. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. The Adviser’s determination of our monthly NAV per share is based in part on annual appraisals of each of our properties by independent third-party appraisal firms in individual appraisal reports reviewed by our independent valuation advisor and monthly update appraisals by our independent valuation advisor (where an independent third-party appraisal firm does not provide an appraisal) in accordance with valuation guidelines approved by our board of directors. Our investments in traded real estate securities are valued monthly by the Adviser using quotations from third party pricing vendors. Our independent valuation advisor prepares monthly appraisals of our real estate related debt investments and property-level debt liabilities.
The following table provides a breakdown of the major components of our total NAV as of June 30, 2020:

Components of NAV	June 30, 2020
Investments in real properties	$281,874,846
Investments in real estate-related securities	76,200,804
Cash and cash equivalents	26,642,097
Restricted cash	3,977,492
Other assets	3,348,095
Debt obligations	(181,312,285)
Accrued performance fee(1)	(1,198,977)
Accrued stockholder servicing fees(2)	(75,626)
Management fee payable	(130,990)
Dividend payable	(620,886)
Subscriptions received in advance	—
Other liabilities	(6,594,374)
Non-controlling interests in joint ventures	(7,389,013)
Net asset value	$194,721,183
Number of shares outstanding	18,916,995

(1)	Includes accrued performance fee that became payable to the Adviser on December 31, 2019, for which, the Adviser has deferred receipt of until December 31, 2020.
(2)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of June 30, 2020:

NAV Per Share	Class S Shares	Class I Shares	Class T Shares	Class D Shares	Total
Net asset value	$109,089,655	$85,631,528	$—	$—	$194,721,183
Number of shares outstanding	10,612,995	8,304,000	—	—	18,916,995
NAV per share as of June 30, 2020	$10.2789	$10.3121	$—	$—

As of June 30, 2020, we had not sold any Class T shares or Class D shares.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the June 30, 2020 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.97%	5.61%
Office	7.20%	6.45%

These assumptions are determined by the Adviser, and reviewed by our independent valuation adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Office Investment Values
Discount Rate	0.25% decrease	1.94%	1.89%
(weighted average)	0.25% increase	(1.94)%	(1.89)%
Exit Capitalization Rate	0.25% decrease	2.91%	2.54%
(weighted average)	0.25% increase	(2.64)%	(2.47)%
The following table provides a breakdown of the major components of our total NAV as of May 31, 2020:

Components of NAV	May 31, 2020
Investments in real properties	$282,345,176
Investments in real estate-related securities	75,218,026
Cash and cash equivalents	26,533,298
Restricted cash	3,829,812
Other assets	3,252,376
Debt obligations	(181,224,973)
Accrued performance fee(1)	(1,097,029)
Accrued stockholder servicing fees(2)	(74,092)
Dividend payable	(612,472)
Other liabilities	(8,621,022)
Non-controlling interests in joint ventures	(7,543,148)
Net asset value	$192,005,952
Number of shares outstanding	18,662,164

(1)	Includes accrued performance fee that became payable to the Adviser on December 31, 2019, for which, the Adviser has deferred receipt of until December 31, 2020.
(2)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of May 31, 2020:

NAV Per Share	Class S Shares	Class I Shares	Class T Shares	Class D Shares	Total
Net asset value	$104,758,209	$87,247,743	$—	$—	$192,005,952
Number of shares outstanding	10,192,231	8,469,933	—	—	18,662,164
NAV per share as of May 31, 2020	$10.2782	$10.3009	$—	$—

As of May 31, 2020, we had not sold any Class T shares or Class D shares.

Status of Our Current Public Offering

As of the date hereof, we had issued and sold 19,301,252 shares of our common stock (consisting of 10,996,282 Class S shares and 8,304,970 Class I shares; no Class T or Class D shares were issued or sold as of such date) in the Offering. We intend to continue selling shares in the Offering on a monthly basis.

Updates to the Prospectus

Suitability Standards

The following disclosure is added after the first paragraph on page iii of the “Suitability Standards” section of the Prospectus:

Commencing June 30, 2020, broker-dealers must comply with Regulation Best Interest, which, among other requirements, enhances the existing standard of conduct for broker-dealers and establishes a “best interest” obligation for broker-dealers and their associated persons when making recommendations of any securities transaction or investment strategy involving securities to a retail customer. The obligations of Regulation Best Interest are in addition to, and may be more restrictive than, the suitability requirements listed above. When making such a recommendation to a retail customer, a broker-dealer must, among other things, act in the best interest of the retail customer at the time a recommendation is made, without placing its interests ahead of its retail customer’s interests. A broker-dealer may satisfy the best interest standard imposed by Regulation Best Interest by meeting disclosure, care, conflict of interest and compliance obligations. Regulation Best Interest also requires registered investment advisers and registered broker-dealers to provide a brief relationship summary to retail investors. This relationship summary, referred to as Form CRS, is not a prospectus. Investors should refer to the Prospectus for detailed information about this offering before deciding to purchase shares of our common stock. Currently, there is no administrative or case law interpreting Regulation Best Interest and the full scope of its applicability on broker-dealers participating in our offering cannot be determined at this time.

The following disclosure is added to the “Risk Factors - Risks Related to This Offering and Our Organizational Structure” section of the Prospectus:

Compliance with the SEC’s Regulation Best Interest may negatively impact our ability to raise capital in this offering, which would harm our ability to achieve our investment objectives.

Commencing June 30, 2020, broker-dealers must comply with Regulation Best Interest, which, among other requirements, enhances the existing standard of conduct for broker-dealers and natural persons who are associated persons of a broker-dealer when recommending to a retail customer any securities transaction or investment strategy involving securities to a retail customer. The impact of Regulation Best Interest on broker-dealers participating in our offering cannot be determined at this time, but it may negatively impact whether broker-dealers and their associated persons recommend this offering to retail customers. If Regulation Best Interest reduces our ability to raise capital in this offering, it would harm our ability to create a diversified portfolio of investments and achieve our investment objectives and would result in our fixed operating costs representing a larger percentage of our gross income.